Free Writing Prospectus dated April 30, 2019
Relating to Preliminary Prospectus dated April 22, 2019
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-228453
Beyond Meat, Inc.
This free writing prospectus relates to the initial public offering of common stock of Beyond Meat, Inc. (“Beyond Meat”) and updates and supplements the preliminary prospectus dated April 22, 2019 (the “Initial Preliminary Prospectus”) that was included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-228453) relating to this offering of our common stock. On April 30, 2019, Beyond Meat filed Amendment No. 6 to the Registration Statement on Form S-1 relating to this offering of our common stock, which Amendment No. 6 includes an update to the Initial Preliminary Prospectus, which we refer to as the “Updated Preliminary Prospectus”. Amendment No. 6, including the Updated Preliminary Prospectus, may be accessed through the following link:
https://www.sec.gov/Archives/edgar/data/1655210/000162828019004984/0001628280-19-004984-index.htm
The Updated Preliminary Prospectus reflects (i) an increase in the estimated initial public offering price per share of common stock of Beyond Meat from between $19.00 and $21.00 per share to between $23.00 and $25.00 per share (the “Price Range Increase”), (ii) an increase in the number of shares offered from 8,750,000 to 9,625,000 (the "Share Count Increase") and (iii) changes related to the Price Range Increase and Share Count Increase. This free writing prospectus provides an overview of such changes but should be read together with the Updated Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 16 of the Updated Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Updated Preliminary Prospectus.
The Offering

Common stock offered by us	9,625,000 shares

Option to purchase additional shares of common stock	1,443,750 shares

Common stock to be outstanding after the offering	58,308,044 shares (59,751,794 shares if the option to purchase additional shares is exercised in full.)

Use of proceeds
We intend to use the net proceeds from this offering to invest in current and additional manufacturing facilities and expand our research and development and our sales and marketing capabilities, as well as for working capital and general corporate purposes. See “Use of Proceeds” for more information.

Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. For further information regarding our directed share program, see “Underwriting.”

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before investing in our common stock.

Listing	We have applied to list our common stock on the Nasdaq Global Market under the symbol “BYND.”
The number of shares of our common stock to be outstanding after this offering includes the number of shares of common stock outstanding as of March 30, 2019, after giving effect to the automatic conversion on a one-for-one basis of all outstanding shares of convertible preferred stock into 41,562,111 shares of common stock upon the closing of this offering. Except as otherwise indicated, all information in this prospectus is based upon 7,120,933 shares of our common stock (including 87,181 unvested shares of restricted common stock subject to our repurchase right) outstanding as of March 30, 2019. This number excludes:

•
warrants to purchase 121,694 shares of our Series B convertible preferred stock at $1.07 per share and 39,073 shares of our Series E convertible preferred stock at $3.68 per share, all of which will automatically convert into warrants to purchase an aggregate of 160,767 shares of common stock upon the closing of this offering;

•	warrants to purchase 60,002 shares of common stock at $3.00 per share;

•	4,900,328 shares of common stock issuable upon exercise of stock options outstanding as of March 30, 2019, having a weighted-average exercise price of $3.15 per share;

•
as of March 30, 2019, (a) 4,577,114 shares of common stock reserved for future grant or issuance under our 2018 Equity Incentive Plan, or the 2018 Plan, from which (i) options to purchase 264,033 shares of our common stock were granted on April 3, 2019, having an exercise price of $20.02 per share, (ii) options to purchase (A) 1,000,000 shares of our common stock were granted on April 18, 2019, (B) 51,999 shares of our common stock were granted on April 29, 2019, and (C) 50,000 shares of our common stock will be granted, in each case to be effective upon and subject to the effectiveness of the registration statement of which this prospectus forms a part and having an exercise price equal to the initial public offering price of our common stock in this offering, and (iii) awards covering 99,433 shares of restricted stock were granted on April 18, 2019 at a purchase price of $0.01 per share and which will be issued upon payment of the purchase price, plus (b) shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and

•
804,195 shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, plus shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Stock Purchase Plan.”

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•
a 3-for-2 reverse stock split of our capital stock on January 2, 2019 pursuant to which (i) every share of outstanding capital stock was converted and reconstituted into 0.6667 of a share of capital stock; (ii) the number of shares of common stock for which each outstanding option to purchase common stock is exercisable was proportionally decreased on a 0.6667-for-one basis; and (iii) the exercise price of each outstanding option to purchase common stock and warrant to purchase convertible preferred stock or common stock was proportionately increased on a one-for-0.6667 basis;

•
the automatic conversion upon the closing of this offering of all outstanding shares of convertible preferred stock on a one-for-one basis into an aggregate of 41,562,111 shares of common stock, as described above;

•
the automatic conversion of warrants to purchase an aggregate of 160,767 shares of convertible preferred stock into warrants to purchase an aggregate of 160,767 shares of common stock upon the closing of this offering;

•	no exercise or termination of outstanding stock options or warrants after March 30, 2019;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 1,443,750 shares of our common stock from us in this offering.
Summary Financial Data

(in thousands)	As of December 31, 2018
Balance Sheet Data:	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Cash and cash equivalents	$54,271	$54,271	$266,716
Working capital(4)	77,659	78,809	288,094
Total assets	133,749	133,749	343,034
Total debt	30,388	30,388	30,388
Stock warrant liability	1,918	768	768
Convertible preferred stock	199,540	—	—
Total stockholders’ (deficit) equity	(121,750)	78,940	288,225
_______________

(1)
The pro forma balance sheet gives effect to (i) the conversion of all outstanding preferred stock to common stock on a one-for-one basis at the closing of this offering, and (ii) the resulting reclassification of warrant liability to additional paid-in capital with respect to a convertible Series B preferred stock warrant.

(2)
The pro forma as adjusted balance sheet gives effect to (i) the items reflected in footnote (1) above and (ii) to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $24.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Each $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $9.0 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $22.3 million, assuming an initial public offering price of $24.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions payable by us. The pro forma as adjusted information reflects the reclassification of deferred offering costs recorded in prepaid expenses and other current assets on the balance sheet as of December 31, 2018 to additional paid-in capital. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of our initial public offering that will be determined at pricing.

(4)	Working capital is defined as total current assets minus total current liabilities.
Risks Related to this Offering and Ownership of Our Common Stock
Future sales of our common stock in the public market could cause our share price to fall.
Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on 48,683,044 shares of common stock outstanding as of March 30, 2019, which assumes the automatic conversion of all of our preferred stock on a one-for-one basis upon the closing of this offering into 41,562,111 shares of common stock, upon the closing of this offering, we will have 58,308,044 shares of common stock outstanding (or 59,751,794 shares if the option to purchase additional shares is exercised in full).
All of the common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act and any shares sold to our directors or officers pursuant to our directed share program. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions. See also the section of this prospectus captioned “Shares Eligible For Future Sale.”
The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. For more information regarding the lock-up agreements with the underwriters see the section of this prospectus captioned “Underwriting.”
The holders of 41,562,111 shares of common stock, or 71% (or 70% if the option to purchase additional shares is exercised in full) of shares of common stock outstanding upon the closing of this offering (based on shares outstanding as of March 30, 2019 and after giving effect to the automatic conversion of all of our preferred stock upon the closing of this offering into shares of common stock on a one-for-one basis) will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement between such holders and us. See “Description of Capital Stock—Registration Rights” below. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. We intend to file a registration statement on Form S-8 under the Securities Act to register the shares subject to outstanding stock options and unvested restricted stock under the 2011 Plan and shares of common stock reserved for issuance under our 2018 Plan and 2018 Employee Stock Purchase Plan, which as of March 30, 2019 totaled 10,368,818 shares. The 2018 Plan and the 2018 Employee Stock Purchase Plan will provide for automatic increases in the shares reserved for grant or issuance under the plan which could result in additional dilution to our stockholders. Once we register the shares under these plans, they can be freely sold in the public market upon issuance and vesting, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.
USE OF PROCEEDS
We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $210.0 million, assuming an initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $9.0 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $22.3 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.
CAPITALIZATION
The following table sets forth our cash and capitalization as of December 31, 2018, after giving effect to the 3-for-2 reverse stock split of our capital stock on January 2, 2019, on:

•	an actual basis;

•
a pro forma basis, to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 41,562,111 shares of our common stock upon the closing of this offering; (ii) the resulting reclassification of warrant liability to additional paid-in capital with respect to a convertible Series B preferred stock warrant; and (iii) the effectiveness of our amended and restated certificate of incorporation prior to the closing of this offering; and

•
a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of shares of our common stock by us in this offering, based upon the assumed initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2018
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$54,271	$54,271	$266,716
Debt:
Revolving credit facility	$6,000	$6,000	$6,000
Long-term debt	19,388	19,388	19,388
Equipment loan	5,000	5,000	5,000
Total debt	$30,388	$30,388	$30,388
Stock warrant liability	$1,918	$768	$768
Convertible preferred stock, par value $0.0001 per share (43,882,867 shares authorized; 41,562,111 shares issued and outstanding; pro forma and pro forma as adjusted: no shares authorized, issued and outstanding)	$199,540	$—	$—
Stockholders’ (deficit) equity:
Preferred stock, par value $0.0001 per share (no shares authorized, issued and outstanding; pro forma and pro forma as adjusted: 500,000 shares authorized and no shares issued and outstanding)	—	—	—
Common stock par value $0.0001 per share (58,669,600 shares authorized, 6,951,350 shares issued and outstanding; pro forma: 500,000,000 shares authorized, 48,513,461 shares issued and outstanding; and pro forma as adjusted: 58,308,044 shares issued and outstanding):	1	5	6
Additional paid-in capital	7,921	208,607	417,891
Accumulated deficit	(129,672)	(129,672)	(129,672)
Total stockholders’ (deficit) equity	$(121,750)	$78,940	$288,225
Total capitalization	$110,096	$110,096	$319,381
_______________

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity and total capitalization by approximately $9.0 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the amount of our cash, total assets and total stockholders’ equity by approximately $22.3 million, assuming an initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us.

The total number of shares of our common stock reflected in the discussion and table above excludes:

•
warrants to purchase 121,694 shares of our Series B convertible preferred stock at $1.07 per share and 39,073 shares of our Series E convertible preferred stock at $3.68 per share, all of which will automatically convert into warrants to purchase an aggregate of 160,767 shares of common stock upon the closing of this offering;

•	warrants to purchase 60,002 shares of common stock at $3.00 per share;

•	4,900,328 shares of common stock issuable upon exercise of stock options outstanding as of March 30, 2019, having a weighted-average exercise price of $3.15 per share;

•
as of March 30, 2019, (a) 4,577,114 shares of common stock reserved for future grant or issuance under our the 2018 Plan, from which (i) options to purchase 264,033 shares of our common stock were granted on April 3, 2019, having an exercise price of $20.02 per share, (ii) options to purchase (A) 1,000,000 shares of our common stock were granted on April 18, 2019, (B) 51,999 shares of our common stock were granted on April 29, 2019, and (C) 50,000 shares of our common stock will be granted, in each case to be effective upon and subject to the effectiveness of the registration statement of which this prospectus forms a part and having an exercise price equal to the initial public offering price of our common stock in this offering, and (iii) awards covering 99,433 shares of restricted stock were granted on April 18, 2019 at a purchase price of $0.01 per share and which will be issued upon payment of the purchase price, plus (b) shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and

•
804,195 shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, plus shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Stock Purchase Plan.”

DILUTION
If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value (deficit) as of December 31, 2018 was $(121.8) million, or $(17.52) per share of common stock. Our net tangible book value per share represents total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding as of December 31, 2018 after giving effect to the 3-for-2 reverse stock split of our capital stock on January 2, 2019. Our pro forma net tangible book value at December 31, 2018, before giving effect to this offering but after giving effect to the 3-for-2 reverse stock split of our capital stock on January 2, 2019, was $78.9 million, or $1.63 per share of our common stock. Our pro forma net tangible book value before the issuance of shares in this offering gives effect to (i) the conversion of our outstanding convertible preferred stock into our common stock upon the closing of this offering, and (ii) the related reclassification of warrant liability to additional paid-in capital with respect to a convertible Series B preferred stock warrant.

After giving effect to our sale of 9,625,000 shares of our common stock in this offering at an assumed initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018, after giving effect to the 3-for-2 reverse stock split of our capital stock on January 2, 2019, would have been $292.1 million, or $5.01 per share. This represents an immediate increase in net tangible book value of $3.38 per share to our existing stockholders and an immediate dilution of $18.99 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$24.00
Historical net tangible book value (deficit) per share as of December 31, 2018	$(17.52)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock and preferred warrants and proceeds from additional preferred stock financing	19.15
Pro forma net tangible book value per share as of December 31, 2018 before giving effect to this offering	1.63
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	3.38
Pro forma as adjusted net tangible book value per share after giving effect to this offering		5.01
Dilution in pro forma net tangible book value per share to new investors in this offering		$18.99
Each $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $9.0 million, or approximately $0.15 per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $0.85, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $22.3 million, or approximately $0.29 per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by approximately $(0.29) per share, assuming an initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share would be $5.43 per share, and the dilution per share to new investors in this offering would be $18.57 per share.

The following table summarizes the pro forma on an as adjusted basis as described above, as of December 31, 2018, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Weighted Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	48,513,461	83.4%	$206,233,630	47.2%	$4.25
New investors	9,625,000	16.6	231,000,000	52.8	24.00
Total	58,138,461	100.0%	$437,233,630	100.0%
If the underwriters exercise their option to purchase additional shares in full, the percentage of shares of our common stock held by existing stockholders would be 81.4% and the percentage of shares of our common stock held by new investors would be 18.6%.
Each $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $9.0 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $22.3 million, assuming an initial public offering price of $24.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us.
Assuming the exercise of all of our options outstanding as of December 31, 2018, the amounts set forth in the table immediately above would change as follows:

	Shares purchased		Total consideration		Weighted Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	53,633,754	84.8%	$222,250,442	49.0%	$4.14
New investors	9,625,000	15.2	231,000,000	51.0	24.00
Total	63,258,754	100.0%	$453,250,442	100.0%
If the underwriters exercise their option to purchase additional shares in full, the percentage of shares of our common stock held by existing stockholders would be 82.9% and the percentage of shares of our common stock held by new investors would be 17.1%.
The total number of shares of our common stock reflected in the discussion and tables above excludes:

•	warrants to purchase 121,694 shares of our Series B convertible preferred stock at $1.07 per share and 39,073 shares of our Series E convertible preferred stock at $3.68 per share, all of which will automatically convert into warrants to purchase an aggregate of 160,767 shares of common stock upon the closing of this offering;

•	warrants to purchase 60,002 shares of common stock at $3.00 per share;

•
as of March 30, 2019, (a) 4,577,114 shares of common stock reserved for future grant or issuance under the 2018 Plan, from which (i) options to purchase 264,033 shares of our common stock were granted on April 3, 2019, having an exercise price of $20.02 per share, (ii) options to purchase (A) 1,000,000 shares of our common stock were granted on April 18, 2019, (B) 51,999 shares of our common stock were granted on April 29, 2019, and (C) 50,000 shares of our common stock will be granted, in each case to be effective upon and subject to the effectiveness of the registration statement of which this prospectus forms a part and having an exercise price equal to the initial public offering price of our common stock in this offering, and (iii) awards covering 99,433 shares of restricted stock were granted on April 18, 2019 at a purchase price of $0.01 per share and which will be issued upon payment of the purchase price, plus (b) shares that will automatically be added to the share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and

•
804,195 shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, plus shares that will be automatically added to the share reserve each year, as more fully described in “Executive Compensation—Employee Stock Purchase Plan.”

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Critical Accounting Policies
Share-Based Compensation
In addition, on April 18, 2019, our board of directors approved options to purchase common stock to Messrs. Brown, Goldman, Nelson, Muth and Ajami to be effective upon the effectiveness of the registration statement for this offering with an exercise price per share equal to the initial public offering price of our common stock in the offering. The option grants are as follows: Mr. Brown, 500,000 shares; Mr. Goldman, 100,000 shares; Mr. Nelson, 200,000 shares; Mr. Muth, 100,000 shares; and Mr. Ajami, 100,000 shares. In addition, our board will grant options to purchase 40,000 shares of common stock to Mr. Brown, options to purchase 5,000 shares of common stock to Mr. Goldman, and options to purchase 5,000 shares of common stock to Mr. Nelson, in each case to be effective upon the effectiveness of the registration statement for this offering with an exercise price per share equal to the initial public offering price of our common stock in this offering.
Assuming an initial public offering price of $24.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of stock options outstanding as of December 31, 2018 was approximately $106.9 million, of which approximately $65.7 million related to vested awards and approximately $41.2 million related to unvested awards.

MANAGEMENT
Director Compensation Arrangements
Seth Goldman
We entered into a consulting agreement with Seth Goldman on March 2, 2016, which was amended and restated on November 15, 2018 and amended on April 8, 2019. Pursuant to the consulting agreement, as amended, we have agreed to pay Mr. Goldman $20,210.33 per month for services rendered under the consulting agreement and, on the date of each annual meeting of the company’s stockholders after which Mr. Goldman’s non-employee service on the board of directors will continue, we have agreed to grant Mr. Goldman a restricted stock unit award under the 2018 Plan having a grant date fair value of $105,000. Each restricted stock unit grant will vest based on continued service in equal monthly installments over the 12-month period following the grant date, provided it will vest in full immediately prior to, and contingent upon, a change in control of the company. For additional information, see “Executive Compensation—Employee Benefit Plans—2018 Equity Incentive Plan.”
The consulting agreement may be terminated by either party at any time upon 120 business days’ written notice. In the event of a default in the performance of the consulting agreement or material breach of any obligations under the consulting agreement, the non-breaching party may terminate the consulting agreement immediately if the breaching party fails to cure the breach within 30 business days after having received written notice by the non-breaching party of the default or breach.
In April 2019, our board of directors approved a grant of options to purchase 100,000 shares of our common stock and will grant additional options to purchase 5,000 shares of our common stock to Mr. Goldman, in each case to be effective upon the effectiveness of the registration statement for this offering. The exercise price per share will be equal to the initial public offering price of our common stock in the offering to which this prospectus relates. The options will vest over four years, with 25% vesting on the one year anniversary date of the effectiveness of the registration statement, subject to Mr. Goldman’s continued service through the applicable vesting date.
EXECUTIVE COMPENSATION
Option Grants
Our board of directors has approved options to purchase common stock to Messrs. Brown, Nelson, Muth and Ajami to be effective upon the effectiveness of the registration statement for this offering. The option grants are as follows: Mr. Brown, 500,000 shares; Mr. Nelson, 200,000 shares; Mr. Muth, 100,000 shares; and Mr. Ajami, 100,000 shares. In addition, our board will grant options to purchase 40,000 shares of common stock to Mr. Brown, options to purchase 5,000 shares of common stock to Mr. Goldman, and options to purchase 5,000 shares of common stock to Mr. Nelson, in each case to be effective upon the effectiveness of the registration statement for this offering. The exercise price per share for each of options described above will be equal to the initial public offering price of our common stock in this offering. The options will vest over four years, with 25% vesting on the one year anniversary date of the effectiveness of the registration statement, subject each officer’s continued employment with us through the applicable vesting date.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
Unless otherwise indicated, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to community property laws where applicable. Unless otherwise noted below, the business address of the stockholders listed below is the address of our principal executive office, 119 Standard Street, El Segundo, CA 90245.

	Shares beneficially owned prior to the offering				Shares beneficially owned after the offering
Name of beneficial owner	Common stock	Options exercisable within 60 days	Aggregate number of shares beneficially owned	%	Assuming no exercise of option to purchase additional shares	%	Assuming exercise of option to purchase additional shares	%
5% or more stockholders:
Entities affiliated with Kleiner Perkins Caufield & Byers(1)	7,751,463	—	7,751,463	15.90	7,751,463	13.28	7,751,463	12.96
Entities affiliated with Obvious Ventures(2)	4,462,542	—	4,462,542	9.16	4,462,542	7.65	4,462,542	7.46
DNS-BYMT, LLC(3)	4,390,084	—	4,390,084	9.01	4,390,084	7.52	4,390,084	7.34
Entities affiliated with Cleveland Avenue, LLC(4)	2,614,384	—	2,614,384	5.36	2,614,384	4.48	2,614,384	4.37

Named executive officers and directors
Ethan Brown(5)	1,604,027	1,534,262	3,138,289	6.24	3,138,289	5.24	3,138,289	5.12
Donald Thompson(4)	2,614,384	—	2,614,384	5.36	2,614,384	4.48	2,614,384	4.37
Seth Goldman(6)	1,017,961	5,285	1,023,246	2.10	1,023,246	1.75	1,023,246	1.71
Gregory Bohlen(7)	797,224	—	797,224	1.64	797,224	1.37	797,224	1.33
Mark J. Nelson(8)	464,850	226,417	691,267	1.41	691,267	1.18	691,267	1.15
Bernhard van Lengerich(9)	448,576	133,147	581,723	1.19	581,723	*	581,723	*
Raymond J. Lane(10)	226,666	—	226,666	*	226,666	*	226,666	*
Charles Muth(11)	218,765	31,252	250,017	*	250,017	*	250,017	*
Diane Carhart(12)	—	100,005	100,005	*	100,005	*	100,005	*
Dariush Ajami(13)	2,083	44,867	46,950	*	46,950	*	46,950	*
Christopher Isaac Stone(14)	18,519	—	18,519	*	18,519	*	18,519	*
Ned Segal(15)	—	16,734	16,734	*	16,734	*	16,734	*
Kathy N. Waller(16)	—	16,734	16,734	*	16,734	*	16,734	*
Michael A. Pucker(17)	—	—	—	—	—	—	—	—
All directors and executive officers as a group(18) (15 persons)	7,413,055	2,155,930	9,568,985	18.80	9,568,985	15.81	9,568,985	15.44
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales of our common stock in the public market could cause our share price to fall.”
Upon the consummation of this offering, based on 48,683,044 shares of our common stock outstanding as of March 30, 2019, after giving effect to the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering, we will have 58,308,044 shares of common stock outstanding (or 59,751,794 shares if the option to purchase additional shares is exercised in full). Of these shares, all of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below, and any shares purchased by our directors, officers or existing stockholders and option holders pursuant to our directed share program will be subject to the lock-up agreements described below. The remaining shares of common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated by the SEC under the Securities Act. As a result of the contractual 180-day lock-up period described in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:
Rule 144
In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•
1% of our then-outstanding shares of common stock, which will equal approximately 583,080 shares immediately after this offering (or 597,518 shares if the option to purchase additional shares is exercised in full), based on the number of shares of our common stock outstanding as of March 30, 2019; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale with the SEC.
UNDERWRITING
Option to Purchase Additional Shares
The underwriters have an option to buy up to 1,443,750 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Beyond Meat, Inc., the issuer, has filed a registration statement (including the preliminary prospectus dated April 30, 2019) with the SEC in connection with the offering to which this communication relates. Before you invest you should read the prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You can obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Goldman Sachs & Co. LLC, (Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com); J.P. Morgan Securities LLC, (Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com); and Credit Suisse Securities (USA) LLC, (Attention: Prospectus

Department, Eleven Madison Avenue, New York, NY 10010, or by telephone at (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com).